Exhibit (a)(6)

April __, 2002

Dear CIENA option holder:

Important materials relating to CIENA’s recently announced option exchange program were delivered to eligible option holders via
e-mail on Wednesday, April 17, 2002. Paper versions of these materials are also available upon request.

The option exchange program materials you should have received via e-mail are as follows:

•	Offer to Exchange, which provides the terms and conditions of the program;

•	Letter of Transmittal, which you will need to complete, sign and return to exchange your options; and

•	A transmittal letter from Gary B. Smith forwarding these materials.

You should also have received separately by mail certain information about your outstanding options that are eligible for exchange in the program.

If you have not received some or all of the option exchange materials, or if you would like paper versions of these materials, please contact us at (410) 981-7377 or via e-mail at options@ciena.com.

Regards,

Stock Administration